Exhibit 99.1

For Immediate Release

RRSAT COMPLETES SUCCESSFUL LIVE BROADCAST OF THE
2013 SUMMER UNIVERSIADE FOR TGVN

Multiple Simultaneous HD Live Event Feeds plus Supplementary Programming
Delivered Flawlessly to ESPN

Airport City Business Park, Israel – August 1, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, successfully completed broadcasting the International University Sports Federation (FISU) Summer Universiade’s live events and programming in HD for The Global Video Network (TGVN), a fully distributed entertainment network owned by BTI Events. The games and supplementary materials were delivered from Kazan, Russia to ESPN for broadcast on ESPNU and ESPN3.

FISU Summer Universiade is an international sporting and cultural festival that is staged every two years in a different city. Almost 10,000 student athletes, representing universities from about 160 countries throughout the world, participated in hundreds of games and events over the 12 days of the Universiade. RRsat was engaged by TGVN to deliver 65 live games as well as additional programming to ESPN, using cost effective solutions that successfully delivered up to 4 simultaneous live events.

RRsat mobilized its considerable capabilities to meet the challenges of simultaneously broadcasting multiple events live in HD. Resources from RRsat teleports in Hawley, Pennsylvania and in Israel, were activated in concert to ensure that delivery of all events would be seamless.

“In RRsat, TGVN found an outstanding partner for delivering live Summer Universiade games from the city of Kazan in HD,” said Craig Jonas, COO of TGVN. "RRsat met our rigorous demands to deliver multiple games concurrently in real time, together with supplementary material, without a hitch—and at reasonable cost."

“We were pleased to provide TGVN with an excellent and cost-effective solution for delivering the Summer Universade games to ESPN,” said Avi Cohen, Chief Executive Officer of RRsat. “The games provide an important opportunity for university students to demonstrate friendship and sportsmanship with their counterparts from around the world, and we are proud to have played a part in making them available to viewers.”

About TGVN
TGVN is a newly established, but fully distributed entertainment network owned by BTI Events, Seattle, WA. The venture leverages existing BTI Events to partner with national and international broadcast organizations for the delivery of high-quality collegiate themed programming.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Information in this press release concerning TGVN is based on information provided by TGVN and has not been independently verified by RRsat.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com